

September 19, 2011

Via E-mail
Mr. Anders Gustafsson
Chief Executive Officer
Zebra Technologies Corp.
475 Half Day Road, Suite 500
Lincolnshire, Illinois 60069

>   **Re: Zebra Technologies Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 0-19406**

Dear Mr. Gustafsson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Results of Operations: Year Ended December 31, 2010 versus Year Ended December 31, 2009, page 28

Income Taxes, page 32

1.   Please revise future filings to explain the reason why intercompany profit in ending inventory reduced your effective tax rate.

Liquidity and Capital Resources, page 48

2.   We note your disclosure in Note 17 on page F-29 that no U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings as they are considered to be permanently invested. Please provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the ability to fund domestic operations or that may be relevant to your financial flexibility. In this regard, if material, disclose the amount of cash held in your foreign subsidiaries that may not be available for use in the U.S. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements, page F-8

Note 9 – Costs Associated with Exit or Disposal Activities, page F-20

3.   Please expand your disclosures in future filings to include information regarding the general nature of the risks associated with the concentration of your thermal printer manufacturing with one supplier. Refer to Section 275-10-50 of the FASB Accounting Standards Codification.

Note 15 – Equity-Based Compensation, page F-26

4.   In future filings, please disclose how you measure and account for the compensation cost related to your restricted stock awards.

Note 19 – Segment and Geographic Data, page F-32

5.   Please disclose the amount of revenue from any individual foreign countries that are material in your future filings. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Form 10-Q for the Fiscal Quarter Ended July 2, 2011

Notes to Consolidated Financial Statements, page 6

Note 6 – Goodwill and Other Intangible Assets, page 10

6.   Please tell us how you determined that the allocation of goodwill between reporting units should be based on relative fair values. Refer to paragraphs 350-20-35-51 through -57 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief